SI

16003111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52113

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 41st Floor
(No. and Street)

New York (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcel Giacometti 212-863-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcel Giacometti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and related reports pertaining to the firm of Alyssa LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Suffolk
Subscribed and sworn to before me this 5th day of February 2016, by:

Signature

CEO
Title

Notary Public

NATALIE KNAPP NOTARY PUBLIC STATE OF NEW YORK NO. 01KN6247430 QUALIFIED IN SUFFOLK COUNTY COMM. EXP. 08/29/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A Review Report regarding included Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
December 31, 2015

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Alyssa LLC

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company"), as of December 31, 2015 and the related statements of income, changes in member's equity, cash flows and the related notes for the year then ended.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the 'Supplemental Information') has been subjected to audit procedures performed in conjunction with the audit of Alyssa LLC's financial statements.

The Supplemental Information is the responsibility of Alyssa LLC's management. Our audit procedures included determining whether to Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the

Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Associates, LLC

Wilton, Connecticut
February 15, 2016

Alyssa LLC
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	58,519
Investments at fair value (Cost $24,518)		29,306
Prepaid expenses		948
Total Assets	$	88,773
Liabilities and Member's Equity		
Accounts payable	$	8,975
Member's Equity		79,798
Total Liabilities and Member's Equity	$	88,773

Alyssa LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues and Investment Income	
Management and investment advisory fees	$ 45,218
Unrealized loss on investments, net	1,530
Dividend and interest income	1,660
Total Revenues and Investment Income	48,408
Operating Expenses	
Professional fees	19,112
Dues and subscriptions	6,694
Administrative	6,000
Other	222
Interest	52
Total Operating Expenses	32,080
Net Income	$ 16,328

Alyssa LLC
Statement of Changes in Member's Equity
December 31, 2015

Beginning Member's Equity, January 1, 2015	$	63,470
Net income		16,328
Ending Member's Equity, December 31, 2015	$	79,798

Alyssa LLC
Statement of Cash Flows
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 16,328
Adjustments to reconcile net income to net cash provided by operating activities:		
r		
(Increase) decrease in operating assets		
Investments at fair value	$(1,530)	
Prepaid expenses	65	
Increase (decrease) in operating liabilities		
Accounts payable	(1,774)	
Due to broker	(1,472)	
TOTAL ADJUSTMENTS		(4,711)
NET CASH PROVIDED BY OPERATING ACTIVITIES		11,617
CASH, BEGINNING OF YEAR		46,902
CASH, END OF YEAR		$ 58,519

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Alyssa LLC (the "Company") is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent and offers other financial services in identifying and assisting investors with investing in alternative investment funds or any other investments managed by firms in the United States of America and/or other countries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2012 through 2015 tax years are open for examination by the U.S. federal, state or local tax authorities.

Revenue Recognition

The Company recognizes management and advisory fees as earned which is generally on a monthly basis.

The Company records gains and losses on sales of securities on the trade date. Dividend and interest income is recognized when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Stocks

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Related Party Transactions

On May 1, 2009 the Company entered into a one year, renewable, administrative and other services agreement (the "Agreement") with HQ Capital International L.P. ("HQC"), a former member of Alyssa LLC and current employer of the Company's President.

The key terms of the Agreement are as follows:

- HQC will make available all office space, including reasonable use of conference rooms;
- HQC will supply all furniture, equipment, supplies and fixtures used by the Company in the office;
- HQC will furnish, without specific charge, telephone and other communication equipment in the office;
- HQC will furnish receptionist, clerical, filing and other administrative services in the office;
- HQC will provide computer systems access with its back-up system and emergency plans.

The Agreement automatically renews after one year unless either party terminates in writing 60 days before the annual renewal date. The fees for these services are based on the Company's usage and reviewed quarterly by Auda and the Company. The Company was charged $6,000 in fees for the above described services for the year ended December 31, 2015. $1,500 relating to the Agreement remained outstanding as of December 31, 2015 and is included in accounts payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2015, the Company's net capital balance as defined by SEC Rule 15c3-1 was $74,454, which exceeded the minimum requirement of $5,000. At December 31, 2015, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.12 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company."

5. Fair Value of Financial Instruments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Trading Securities:				
Common Stock	$ 29,306	$ -	$ -	$ 29,306
Total investments at fair value	$ 29,306	$ -	$ -	$ 29,306

The Company's common stocks are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

6. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

7. Guarantees

The Company has issued no guarantees effective at December 31, 2015 or during the year then ended.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

9. Subsequent Events

Events have been evaluated through the date of the audit report, the date that these financial statements were available to be issued, and no further information is required to be disclosed.

Alyssa LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2015

CREDITS	
Member's equity	$ 79,798
CREDITS	
Prepaid expenses	(948)
NET CAPITAL BEFORE HAIRCUTS	78,850
Haircuts on securities position	(4,396)
NET CAPITAL	74,454
Minimum net capital requirement	5,000
EXCESS NET CAPITAL	$ 69,454

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X - 17A - 5 Part IIA.

See the accompanying Auditors' Report.

Alyssa LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2015

Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 8,975
Total Aggregate Indebtedness	$ 8,975
Ratio: Aggregate indebtedness to net capital	0.12 to 1.0

See the accompanying Auditors' Report.

Alyssa LLC
Schedule III: Computation of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Pursuant to SEC rule 15c3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3 under k(2)(i) of the rule as it does not hold customer funds or securities.

See the accompanying Auditors' Report.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report,* in which

(1) Alyssa LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RDM Investments Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) *(2)(i)* (the "exemption provisions") and

(2) Alyssa LLC stated that Alyssa LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alyssa LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alyssa LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph *(k) (2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Halpern & Associates, LLC

Wilton, Connecticut
February 15, 2016

Alyssa LLC
Exemption Report
Fiscal Year Ended December 31, 2015

Alyssa LLC (the "Company" is a registered broker-dealer subject to Rule 17az-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c303 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision 17 C.F.R. §240.15c3-3(k)(2)(i) for the most recent fiscal year without exemption.

Alyssa LLC

I, Marcel Giacometti, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By ______________________

Title: President & CEO

February 15, 2016

Alyssa LLC
Financial Statements
December 31, 2015